CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED1

July 17, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cushman & Wakefield Limited

Registration Statement on Form S-1

File No. 333-225742

Dear Ms. Barros:

This letter is submitted on behalf of our client, Cushman & Wakefield Limited (the “Company”), to provide the following supplemental information to the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form S-1, filed on June 20, 2018 and amended on July 12, 2018 (the “Registration Statement”) in connection with the initial public offering of the Company’s ordinary shares (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the SEC’s review.

●	The initial offering price to the public of the Company’s ordinary shares is expected to be between $[***] and $[***] per share (after giving effect to an anticipated share consolidation of [***] to one).

●	As of June 30, 2018, before giving effect to the share consolidation, the Company had [***] ordinary shares outstanding. After giving effect to the share consolidation, as of June 30, 2018 the Company would have had outstanding [***] ordinary shares. These ordinary shares exclude 98,000,000 shares reserved for issuance under the Company’s management plan (or [***] shares reserved after giving effect to the share consolidation) and 2,000,000 shares reserved for issuance under the Company’s director plan (or [***] shares reserved after giving effect to the share consolidation), as well as the [***] ordinary shares anticipated to be issued and sold in the Offering.

●	The Company anticipates issuing and selling [***] ordinary shares in the Offering to yield proceeds of $[***] at an assumed initial offering price of $[***] per share, the mid-point of the Company’s anticipated price range, without giving effect to the underwriters’ option to purchase an additional [***] shares.

[1]	Note: Confidential treatment has been requested under Rule 83 (17 C.F.R. § 200.83) with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED

Ms. Sonia Gupta Barros

Securities and Exchange Commission

●	During the year ended December 31, 2017 and the current-year-to-date, the exercise price of the options and fair value of the restricted stock units granted to Company employees during both periods was $1.70 per share (or $[***] per share after giving effect to the share consolidation).

The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above.

The Company also intends to update the Registration Statement in a future amendment to include discussion of recent developments. In order to assist the Staff’s review, Exhibit A attached hereto includes the format of the disclosure that the Company proposes adding in a new “Recent Developments” section and in “Summary Historical Consolidated Financial and Other Data”.

*        *        *

CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely,

/s/ Helena K. Grannis

Helena K. Grannis

cc:	Rahul Patel

Babette Cooper

Wilson K. Lee

Securities and Exchange Commission

Brett Soloway

Cushman & Wakefield

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien

Thomas J. Fraser

Ropes & Gray LLP

CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Exhibit A

The following discussion of recent developments will be added as a new “Recent Developments” section and in “Summary Historical Consolidated Financial and Other Data” in a future amendment to the Registration Statement:

[TO BE INSERTED AFTER PRINCIPAL SHAREHOLDERS IN SUMMARY]

***

Recent Developments

Expected Second Quarter 2018 Results

For the three and six months ended June 30, 2018, we expect total revenue to be $X million and $X million, increases of $X million and $X million or X% and X% as compared to total revenue of $X million and $X million for the three and six months ended June 30, 2017. Fee revenue is expected to be $X million and $X million, increases of $X million and $X million or X% and X% on a local currency basis, as compared to Fee revenue of $X million and $X million for the three and six months ended June 30, 2017.

For the three months ended June 30, 2018, we expect net loss to be $X million to $X million, a decrease of $X million to $X million, as compared to a net loss of $X million for the three months ended June 30, 2017. Adjusted EBITDA is expected to be $X million, an increase of $X million as compared to $X million for the three months ended June 30, 2017.

For the six months ended June 30, 2018, we expect net loss to be $X million to $X million, a decrease of $X million to $X million, as compared to a net loss of $X million for the six months ended June 30, 2017. Adjusted EBITDA is expected to be $X million, an increase of $X million as compared to $X million for the six months ended June 30, 2017.

The estimated results for the three and six months ended June 30, 2018 are preliminary, unaudited and subject to completion, reflect management’s current views and may change as a result of management’s review of results and other factors. Such preliminary results are subject to the finalization of financial and accounting review procedures (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the estimated results.

We consider Fee revenue, Fee-based operating expenses, Adjusted EBITDA, Adjusted EBITDA margin and local currency to be relevant non-GAAP measures. The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Further, we caution you that the estimates of total revenue, Fee revenue, total costs and expenses, Fee-based operating expenses, operating loss, net loss and Adjusted EBITDA are forward-looking statements and are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED

Ms. Sonia Gupta Barros

Securities and Exchange Commission

[TO BE INSERTED AT THE END OF SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA]

The following table provides selected results for the periods presented:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	% Change in USD	% Change in Local Currency	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017	% Change in USD	% Change in Local Currency
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Preliminary)	(Preliminary)	(Actual)	(Preliminary)	(Preliminary)
Revenue:
Total revenue(1)(2)
Gross contract costs
Acquisition accounting adjustments

Total Fee revenue(2)
Service Lines:
Property, facilities and project management
Leasing
Capital markets
Valuation and other

Total Fee revenue
Total costs and expenses

Operating income (loss)

Adjusted EBITDA(3)
Adjusted EBITDA Margin

(1)	Includes $X million and $X million in gross contract costs related to the adoption of Topic 606 for the three and six months ended June 30, 2018. See Note 5: Revenue of the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information.

(2)	Includes $X million and $X million in revenue increases related to the acceleration in the timing of revenue recognition under Topic 606 for the three and six months ended June 30, 2018.

(3)	Includes $X million and $X million in adjusted EBITDA increases related to the acceleration in the timing of revenue recognition under Topic 606 for the three and six months ended June 30, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY CUSHMAN & WAKEFIELD LIMITED

Ms. Sonia Gupta Barros

Securities and Exchange Commission

The following table reconciles Adjusted EBITDA to net loss for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Actual)
Net loss
Add/(less):
Depreciation and amortization(1)
Interest expense, net of interest income(2)
Provision (benefit) from income taxes
Integration and other costs related to acquisitions(3)
Stock-based compensation(4)
Cassidy Turley deferred payment obligation(5)
Other(6)

Adjusted EBITDA

(1)	Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $X million and $X million and $X million and $X million for the three and six months ended June 30, 2018 and 2017, respectively.

(2)	Interest expense, net of interest income includes one-time write-off of financing fees incurred in relation to debt modifications of $X million for the six months ended June 30, 2018.

(3)	Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts.

(4)	Share-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 14: Share-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 10: Share-based Payments of the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information.

(5)	Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which will be paid out before the end of 2018. Refer to Note 11: Employee Benefits of the Company’s audited Consolidated Financial Statements for additional information.

(6)	Other includes sponsor monitoring fees of approximately $X million and $X million and $X million and $X million for the three and six months ended June 30, 2018 and 2017, respectively; accounts receivable securitization costs of approximately $X million and $X million and $X million and $X million for the three and six months ended June 30, 2018 and 2017; and other items.

Below is the reconciliation of Total costs and expenses to Fee-based operating expenses:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Actual)
Total costs and expenses
Less: Gross contract costs

Fee-based operating expenses